**AH 3/5/2003

3-7-03

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 3 2003
WASH., D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 [redacted]
PART III

SEC FILE NUMBER
8 - 50335

03014447

FACING PAGE

Information Required of Brokers and Dealers ... e
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~AKA~~ J.H. Darbie & Co., Inc.

~~J. H. Darby & Co., Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Rabinowitz **212-269-7271**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alan Ritter, CPA
(Name – *if individual, state last, first, middle name*)

25 Smith Street, Suite 405	**Nanuet**	**New York**	**10954**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/19/2003

OATH OR AFFIRMATION

I, **Robert Rabinowitz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J. H. Darby & Co., Inc.**, as of **December 31**, 20 **02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. DARBIE & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

J.H. DARBIE & CO., INC.

DECEMBER 31, 2002

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPLEMENTARY INFORMATION:	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	10
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION	11
SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	13-14

ALAN RITTER
CERTIFIED PUBLIC ACCOUNTANT
25 Smith Street - Suite 405 - New York, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
J.H. Darbie & Co., Inc.

We have audited the accompanying statement of financial condition of J.H. Darbie & Co., Inc. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.H. Darbie & Co., Inc. at December 31, 2002 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alan Ritter

Alan Ritter
Certified Public Accountant
Nanuet, New York
February 24, 2003

J.H. DARBIE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS		
Cash	$	51,503
Receivable from clearing broker		25,017
Other receivables		30,000
Other assets		18,300
TOTAL ASSETS	$	124,820
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses & accounts payable		17,132
Total Liabilities		17,132
Commitments and contingent liabilities (Note 3)		
Stockholders' equity		
Common stock, without par value, 200 shares, issued and outstanding 200 shares		200
Additional paid-in capital		197,048
Deficit		(89,560)
Total Stockholders' Equity		107,688
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	124,820

The accompanying notes are an integral part of these financial statements.

J.H. DARBIE & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues		
Commissions	$	663,027
Other income		53,873
Total Revenues		716,900
Expenses		
Employee compensation and benefits		331,056
Clearing charges		83,045
Communications		72,748
Insurance		62,537
Occupancy and facility cost		46,029
Office expense		31,532
Payroll tax expense		23,093
Regulatory fees		12,857
Professional fees		11,252
Computer expense		1,012
Other expenses		26,558
Total Expenses		701,719
Net income		15,181
Retained earnings (deficit)-beginning		(104,741)
Retained earnings (deficit)-ending	$	(89,560)

The accompanying notes are an integral part of these financial statements.

J.H. DARBIE & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Totals
Balances at January 1, 2002	200	$ 200	$ 197,048	$ (104,741)	$ 92,507
Net income	-	-	-	15,181	15,181
Balances at December 31, 2002	200	$ 200	$ 197,048	$ (89,560)	$ 107,688

The accompanying notes are an integral part of these financial statements.

J.H. DARBIE & CO., INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2002

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	15,181
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from clearing broker		4,297
(Decrease) in accounts payable and accrued expenses		(6,133)
Total adjustments		(1,836)
NET CASH PROVIDED BY OPERATING ACTIVITIES		13,345
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,345
CASH AND CASH EQUIVALENTS		
Beginning of year		38,158
End of year	$	51,503

The accompanying notes are an integral part of these financial statements.

J.H. DARBIE & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

J.H. Darbie & Co., Inc. (an S Corporation) was incorporated in the State of New York on June 3, 1997. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a 4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are also recorded on a settlement date basis.

J.H. DARBIE & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3- COMMITMENTS

Leases

The corporation signed a five year lease terminating January 31, 2008 for 1,334 square feet of office space. The obligation for:

2003	$	40,020
2004		40,020
2005		40,020
2006		40,020
2007		40,020

NOTE 4- PROVISION FOR STATE AND LOCAL TAXES:

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1997. The stockholders include the "S Corporation" income or loss on their individual tax returns, and accordingly, no income taxes or benefits are provided in the financial statements during the period of "S Corporation" status.

J.H. DARBIE & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 5- NET CAPITAL REQUIREMENTS:

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was $59,388 which was $54,388 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .28 to 1.

NOTE 6- EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION

J.H. DARBIE & CO., INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:				
Stockholders' equity			$	107,688
Less non-allowable assets and deductions:				
Other receivables		30,000		
Other assets	$	18,300		
				48,300
Less: Haircuts on trading and investment securities				-
NET CAPITAL			$	59,388
AGGREGATE INDEBTEDNESS, total liabilities			$	17,132
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$	1,143
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	5,000
MINIMUM NET CAPITAL REQUIRED			$	5,000
EXCESS NET CAPITAL ($59,388 - $5,000)			$	54,388
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	17,132		
NET CAPITAL	$	59,388		28.85%

J.H. DARBIE & CO., INC.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	59,388
Audit adjustments:		-
		-
NET CAPITAL, per audit	$	59,388

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

ALAN RITTER
CERTIFIED PUBLIC ACCOUNTANT
25 Smith Street - Suite 405 - New York, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

To the Stockholders of
J.H. Darbie & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of J.H. Darbie & Co., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

J.H. Darbie & Co., Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alan Ritter

Alan Ritter
Certified Public Accountant
Nanuet, New York
February 24, 2003